November 17, 2008

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	O’Charley’s Inc.
Form 10-K for the year ended December 30, 2007
File No. 000-18629

Dear Mr. Shenk:

On behalf of O’Charley’s Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated October 29, 2008 (the “Follow-Up Letter”), I submit this letter containing the Company’s responses to the Follow-Up Letter. The Company’s responses to the Follow-Up Letter correspond to the numbered comments in the Follow-Up Letter On October 31 the staff agreed to extend to November 21 the Company’s November 12 deadline for responding to the Follow-Up Letter.

Form 10-K for the year ended December 30, 2007

Liquidity and Capital Resources, page 30

1.

We note your proposed revised discussion in response to prior comments one and two. Please further revise to discuss the material factors impacting the comparability of operating cash flows in terms of cash. Citing changes in net income recorded on an accrual basis and changes in accruals affecting same do not provide readers with a sufficient basis to analyze changes in cash associated with operating activities. Further, from your response it appears that inventory management is a material factor affecting operating cash flows. In this regard, expand your disclosure to explicitly address how this has impacted your operating cash and liquidity. Also include in your expanded disclosure any effects on operating cash flows associated with the timing of cash payments related to changes in inventories and any other working capital items. We again refer you to Section IV.B of FR-72 for guidance. Provide us with a copy of your intended further revised and expanded disclosure.

Response: In future filings, the Company will address the material factors underlying changes in net cash provided by operating activities. An explanation of changes in net cash provided by operating activities between 2005 and 2006, and between 2006 and 2007 follows.

Between 2005 and 2006, net cash provided by operating activities increased by 32.7%, from $62.7 million to $83.2 million. Other than changes in revenues and cash operating costs which are discussed elsewhere in Item 7, the material factors contributing to the change in net cash provided by operating activities were changes in inventory balances and changes in accounts payable. In 2005, the Company increased its inventory balances by $12.0 million, as it purchased food items for the following year in order to better control its food costs. In 2006, the Company changed its senior supply chain management team, and adopted an approach to supply chain management that relied less upon the advanced purchasing and storage of food items. As a result, the Company purchased less inventory in 2006. In 2005, the Company’s accounts payable increased as a result of its additional inventory, while its accounts payable declined in 2006 with the declines in inventory.

Between 2006 and 2007, net cash provided by operating activities decreased by 22.0% from $83.2 million to $64.9 million. Other than changes in revenues and cash operating costs which are discussed elsewhere in Item 7, the material factors contributing to the change in net cash provided by operating activities include an increase in cash bonus payments of $5.3 million relating to bonuses paid in 2007 for 2006 results; an increase in state income tax payments of $7.3 million related primarily to the extra operating week in 2006 versus 2007, resulting from the Company having 53 operating weeks in fiscal 2006 versus fiscal 2007; and a $5.2 increase in the cash payments related to the Company’s new self-insured health insurance program that was in place for all of 2007 and only in place for the last 4 months of 2006. Although our inventories continued to decline in 2007, the cash provided from this reduction in inventory was $2.4 million less than it was in the prior year.

2.

In regard to the intended revised disclosure indicated in the response to comment number two, please clarify for us and in the disclosure the meaning of the $8.0 million increase related to “recorded credit balances with certain financial institutions.”

Response: An explanation of the reason for the increase in trade accounts payable between December 30, 2007 and July 13, 2008 follows.

Between December 30, 2007 and July 13, 2008 the Company’s trade accounts payable increased from $10.8 million to $25.0 million. This $14.2 million increase in trade accounts payable is primarily related to the timing of cash payments, as discussed below:

(1) An increase of $8.0 million related to book cash overdrafts with financial institutions that were reclassified to accounts payable. At the end of 2007, there were no book cash overdrafts with any financial institution. The adjustment at the end of the second quarter of 2008 was $8.0 million; and

(2) An increase of $6.2 million in trade accounts payable related primarily to construction and equipment purchases for new store development and re-branding projects in process at the end of the second quarter; and to invoices relating to marketing and advertising services.

3.

Refer to your response to prior comment three. From your intended revised disclosure, it is not clear to us the basis for your belief that the non-GAAP measures presented provide “valuable information” to investors relative to comparable GAAP measures when analyzing your performance. Justification for the use of non-GAAP measures and the adjustments made to arrive at such measures must be meaningful to investors specific to your circumstances. We do not believe your disclosure clearly demonstrates the usefulness of the cited non-GAAP measures specific to you. Therefore, we believe you should discontinue use of such measures.

Furthermore, it is not clear to us how inclusion of the subject non-GAAP measures assists users in monitoring your compliance with financial covenants contained in your revolving credit agreement, as indicated in your response. In this regard, we would expect robust discussion with “Liquidity and Capital Resources” of the significance of the related covenants and associated measures. In connection with this, we would expect that your discussion would cite solely the computed amount of the measures specific to those covenants, disclose the basis of compliance (for example, the range within which the measure must be or the associated cap or floor amount) for each measure, and specifically present how each measure is situated relative to its compliance base. We did not identify such disclosures in your filing.

Response: In future filings, the Company will include a discussion of its compliance with the financial covenants in its bank agreement.  The Company will also discontinue its use of the cited non-GAAP financial measures in its future filings.

Please do not hesitate to contact me if you have any questions or further comments.

Sincerely,

Lawrence E. Hyatt

Chief Financial Officer